================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

                                (Amendment No. 6)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                       87927W10
       (Title of class of securities)                          (CUSIP number)

                           Alexander Rosenzweig, Esq.
                     Vice President and Chief Legal Officer
                           Pirelli North America, Inc.
                              246 Stoneridge Drive
                                    Suite 400
                         Columbia, South Carolina 29210
                                 (803) 951-1040

                                 With a copy to:

                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                October 27, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

NY2:\1091018\10\ND%210!.DOC\67793.0060

-------------------------------------------------------------              --------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                  Page 2 of 13
-------------------------------------------------------------              --------------------------------------------------------

------------------------    -------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    -------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    -------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    -------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    -------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    -------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES             -------------------     -------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,890,353,432
      BENEFICIALLY                                                                                         (See Item 5)
        OWNED BY            -------------------     -------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0
          EACH
       REPORTING            -------------------     -------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,890,353,432
      PERSON WITH                                                                                          (See Item 5)
------------------------    -------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,890,353,432
                                                                                                           (See Item 5)
------------------------    -------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                    [ ]
------------------------    -------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       54.94%
                                                                                                                   (See Item 5)
------------------------    -------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    -------------------------------------------------------------------------------------------------------

-------------------------------------------------------------              --------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                  Page 3 of 13
-------------------------------------------------------------              --------------------------------------------------------

------------------------    -------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         Olimpia S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    -------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    -------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    -------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    -------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    -------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES             -------------------     -------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                    See Item 5
      BENEFICIALLY
        OWNED BY
                            -------------------     -------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                     0
       REPORTING

      PERSON WITH           -------------------     -------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                               See Item 5

------------------------    -------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        See Item 5
------------------------    -------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    -------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     See Item 5
------------------------    -------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    -------------------------------------------------------------------------------------------------------

         This Amendment No. 6 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         Pirelli, the Purchaser, Edizione Holding, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and the Purchaser in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and the Purchaser are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Edizione Holding, UCI or BCI has been provided by the nominating person.

Item 2.    Identity and Background
           -----------------------

         The name, business address, citizenship, present principal occupation or employment (and name, principal business and address of any corporation or organization at which such employment is conducted) of each director and executive officer of the Purchaser, Pirelli, Pirelli-Lux and Pirelli & C. are set forth on Schedule I.

         During the past five years, to the knowledge of the Purchaser and Pirelli, none of the directors or executive officers of the Purchaser, Pirelli, Pirelli-Lux or Pirelli & C. has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration
           -------------------------------------------------

         On October 31, 2001, the Purchaser acquired the 54,000,000 Additional Olivetti Shares from Bell at the same price per share as the Purchaser paid on the Closing Date for an aggregate purchase price of euro 225,450,000 (excluding commissions). The Purchaser obtained euro 200,000,000 of the necessary funds from a loan made under a credit facility, dated as of October 31, 2001, with Mediobanca S.p.A. ("Mediobanca"), a copy of which is filed as Exhibit 21. The facility, which is unsecured, provides an aggregate amount of euro 200,000,000 until December 31, 2001, and borrowings thereunder bear interest at an annual rate of one week or one month Euribor (depending on the length of the borrowing). The source of the remaining funds was a loan received from Pirelli on October 31, 2001. This loan, which is unsecured, will mature on November 26, 2001 and bears interest at an annual rate of one week Euribor plus 0.80%. A copy of the agreement under which the loan was made is filed as Exhibit 22. Pirelli obtained the funds loaned to the Purchaser from available cash on hand.

           On November 2, 2001, the Purchaser borrowed euro 815,000,000 under a new credit agreement, dated as of October 30, 2001 (the "Revolving Facility Agreement"), with BCI, Unicredit Banca Mobiliare S.p.A. ("UBM") and Banca di Roma, and used those funds to repay all amounts outstanding (including interest) under the Bridge Loan Agreement, which has been terminated. The Revolving Facility Agreement provides the Purchaser with a revolving loan facility in an aggregate amount of euro 1.8 billion for a period of 5 years. During the first 18 months of the term of the Revolving Facility Agreement, funds borrowed thereunder bear interest at an annual rate of Euribor plus 2.25%; for the remainder of the term, borrowed funds bear interest at an annual rate of Euribor plus a margin of between 1.2% and 1.7% (depending on the value, from time to time, of the collateral securing such borrowings). Funds borrowed under the Revolving Facility Agreement may be used by the Purchaser for the following purposes: (i) to retire the Bridge Facility, (ii) to fund the acquisition of Olivetti Shares, (iii) to pay the exercise price of the Olivetti Warrants and
(iv) to fund the Purchaser's subscription for Olivetti Shares and certain Olivetti convertible bonds. The Revolving Facility Agreement is secured by a pledge of 1,701,802,250 of the Olivetti Shares, and all of the Olivetti Warrants, owned by the Purchaser. The rights to vote and to receive dividends with respect to the pledged Olivetti Shares are retained by the Purchaser, subject to certain exceptions. A copy of the Revolving Facility Agreement is filed as Exhibit 23 and a copy of the related pledge agreement is filed as
Exhibit 24.

Item 4.    Purpose of Transaction
           ----------------------

         On October 27, 2001, Olivetti announced that it intended to propose the following nominees for election to the Board of Directors of Telecom Italia:
Gilberto Benetton, Enrico Bondi, Carlo Buora, Luigi Fausti, Paolo Maria Grandi, Natalino Irti, Gianni Mion, Massimo Moratti, Carlo Alessandro Puri Negri, Pier Francesco Saviotti and Marco Tronchetti Provera. Each of these nominees was elected to the Board of Directors at a meeting of the shareholders of Telecom Italia on November 7, 2001.

Item 5.    Interest in Securities of the Issuer
           ------------------------------------

(a) After giving effect to the acquisition of the 54,000,000 Additional Shares from Bell, the Purchaser directly holds 2,019,302,250 Olivetti Shares and 68,409,125 Olivetti Warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
           --------------------------------------------------------

         To the knowledge of the Purchaser and Pirelli, none of the directors or executive officers of the Purchaser, Pirelli, Pirelli-Lux or Pirelli & C. is party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of Olivetti or Telecom Italia.

         Amendment to New Partners Agreement
         -----------------------------------

         On October 24, 2001, Pirelli, UCI and BCI entered into an exchange of letter agreements amending the New Partners Agreement. The amendment permits each of Pirelli, UCI, BCI and the Purchaser to acquire Olivetti Convertible Bonds, but prohibits those parties from converting Olivetti Convertible Bonds into Olivetti Shares (except for UCI and BCI, each of which may convert Olivetti Convertible Bonds into Olivetti Shares provided that, after giving effect to such conversion, its holding of Olivetti Shares does not exceed 0.4% of the total share capital of Olivetti). A copy of the amendment is filed as Exhibit 25.

Item 7.    Material to be Filed as Exhibits
           --------------------------------

21. Letter Agreement, dated as of October 31, 2001, between Mediobanca and the Purchaser [English translation]

22. Letter Agreement, dated as of October 31, 2001, between Pirelli and the Purchaser [English translation]

23. Revolving Facility Agreement, dated as of October 30, 2001, by and among the Purchaser, BCI, UBM and Banca di Roma

24. Pledge Agreement, dated as of October 30, 2001, by and among the Purchaser, BCI, UBM, Banca di Roma, Banca CRT S.p.A. and Rolo Banca 1473 S.p.A. [English Translation]

25. Amendment, dated October 24, 2001, to the New Partners Agreement [English translation]

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    November 8, 2001

                                 PIRELLI S.p.A.


                                 By:     /s/ Anna Chiara Svelto
                                     ------------------------------------
                                      Name:  Anna Chiara Svelto
                                      Title: Attorney-in-fact




                                 OLIMPIA S.p.A.


                                 By:     /s/ Luciano Gobbi
                                     ------------------------------------
                                      Name:  Luciano Gobbi
                                      Title: Director and Attorney-in-fact

                                   SCHEDULE I

                        Directors And Executive Officers

A.  Olimpia S.p.A.
    --------------

The business address of each person listed below is c/o Olimpia S.p.A., Viale Sarca 222, 20126 Milan, Italy.

------------------------------------- -------------------- -------------------------- --------------------------------
                                                                POSITIONS WITH         PRESENT PRINCIPAL OCCUPATION
                NAME                      CITIZENSHIP           OLIMPIA S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Marco Tronchetti Provera              Italian              Chairman                   Chairman and CEO, Pirelli
                                                                                      S.p.A.; Chairman, Pirelli &
                                                                                      C.; Deputy Chairman, Olivetti;
                                                                                      and Chairman, Telecom Italia.
------------------------------------- -------------------- -------------------------- --------------------------------
Gilberto Benetton                     Italian              Deputy Chairman            Chairman, Edizione Holding
                                                                                      S.p.A.; Chairman, Ragione
                                                                                      S.a.p.a. di Gilberto Benetton
                                                                                      e C.; Deputy Chairman,
                                                                                      Olivetti; and Deputy Chairman,
                                                                                      Telecom Italia.
------------------------------------- -------------------- -------------------------- --------------------------------
Dr. Lino Benassi                      Italian              Director                   *
------------------------------------- -------------------- -------------------------- --------------------------------
Carlo Buora                           Italian              Director                   Managing Director, Pirelli
                                                                                      S.p.A.; CEO, Olivetti
------------------------------------- -------------------- -------------------------- --------------------------------
Luciano Gobbi                         Italian              Director                   General Manager, Pirelli & C.
------------------------------------- -------------------- -------------------------- --------------------------------
Gianni Mion                           Italian              Director                   CEO, Edizione Holding S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Dr. Alberto Pirelli                   Italian              Director                   Deputy Chairman, Pirelli S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Dr. Alessandro Profumo                Italian              Director                   CEO, UniCredito Italiano,
                                                                                      S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Carlo Alessandro Puri Negri           Italian              Director                   CEO, Pirelli Real Estate S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Vincenzo Sozzani                      Italian              Director                   Director, Pirelli S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------

--------

* To be filed by amendment.

                                       8

B.  Pirelli S.p.A.

The business address of each person listed below is c/o Pirelli S.p.A., Viale
Sarca 222, 20126, Milan, Italy.

------------------------------------- -------------------- -------------------------- --------------------------------
                                                                POSITIONS WITH         PRESENT PRINCIPAL OCCUPATION
                NAME                      CITIZENSHIP           PIRELLI S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Marco Tronchetti Provera              Italian              Chairman and CEO           Chairman and CEO, Pirelli
                                                                                      S.p.A.; Chairman, Pirelli &
                                                                                      C.; Deputy Chairman, Olivetti;
                                                                                      and Chairman, Telecom Italia.
------------------------------------- -------------------- -------------------------- --------------------------------
Alberto Pirelli                       Italian              Deputy Chairman            Deputy Chairman, Pirelli S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Carlo Buora                           Italian              Managing Director          General Manager, Finance and
                                                                                      Administration, Pirelli
                                                                                      S.p.A.; CEO, Olivetti
------------------------------------- -------------------- -------------------------- --------------------------------
Luigi Orlando                         Italian              Director                   Chairman, Generale Industrie
                                                                                      Metallurgiche S.p.A. and
                                                                                      Societa Metallugica Italiana
                                                                                      S.p.A.; Deputy Chairman,
                                                                                      Aufsichtsrats Europa Metal
                                                                                      A.G. (Germany)
------------------------------------- -------------------- -------------------------- --------------------------------
Vincenzo Sozzani                      Italian              Director                   Chairman, PREMAFIN Finanziaria
                                                                                      HP S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Alberto Falck                         Italian              Director                   Chairman, Falck S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Giampiero Pesenti                     Italian              Director                   Chairman, Italmobiliare S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Riccardo Perissich                    Italian              Director                   Manager, Pirelli S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Giuseppe Gazzoni Frascara             Italian              Director                   Entrepreneur
------------------------------------- -------------------- -------------------------- --------------------------------
Carlo Alessandro Puri Negri           Italian              Director                   CEO, Pirelli Real Estate S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Frank Vischer                         Swiss                Director                   Professor, University of
                                                                                      Basel, Switzerland; Lawyer,
                                                                                      the law firm Vischer (Basel
                                                                                      and Zurich)
------------------------------------- -------------------- -------------------------- --------------------------------
Giovanni Ferrario                     Italian              Director                   General Manager, Tyres Sector,
                                                                                      Pirelli S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------


                                       9

------------------------------------- -------------------- -------------------------- --------------------------------
                                                                POSITIONS WITH         PRESENT PRINCIPAL OCCUPATION
                NAME                      CITIZENSHIP           PIRELLI S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Mario Greco                           Italian              Director                   Executive Director and General
                                                                                      Manager, RAS S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Carlo Ciani                           Italian              Director                   Chairman, PREMAFIN Finanziaria
                                                                                      HP S.p.A.; Executive Director
                                                                                      and Deputy Chairman, SAI
                                                                                      S.p.A..
------------------------------------- -------------------- -------------------------- --------------------------------
George F. Krayer                      Swiss                Director                   Chairman, Bank Sarasin & Co.
------------------------------------- -------------------- -------------------------- --------------------------------
Eugenio Coppola Di Canzano            Italian              Director                   Director, Banco Vitalicio de
                                                                                      Espana (Barcellona) and
                                                                                      Generali Assurances Generales
                                                                                      (Ginevra); Chairman,
                                                                                      Transocean Holding (New York);
                                                                                      Permanent representative,
                                                                                      Assicurazioni Generali
------------------------------------- -------------------- -------------------------- --------------------------------
Ennio Presutti                        Italian              Director                   Entrepreneur
------------------------------------- -------------------- -------------------------- --------------------------------
Carlo De Benedetti                    Italian              Director                   Chief Operating Officer, De
                                                                                      Benedetti Group; Chairman and
                                                                                      Executive Chairman, Cofide
                                                                                      S.p.A., CIR S.p.A., Sogefi
                                                                                      S.p.A. and CDB Web Tech Inv.
                                                                                      S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Oscar Cristianci                      Argentinian          General Manager Cables     General Manager, Cables and
                                                           and Systems - Energy       Systems - Energy, Pirelli
                                                                                      S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Kevin Riddett                         U.S.A.               General Manager Cables     General Manager, Cables and
                                                           and Systems - Telecom      Systems - Telecom, Pirelli
                                                                                      S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------



                                       10

C.  Pirelli & C. Lux S.A.

The business address of each person listed below is c/o Pirelli - Lux, 13, Bd.
Du Prince Henry, 1724 Luxembourg.

------------------------------- --------------------- ------------------------------- --------------------------------
                                                              POSITIONS WITH           PRESENT PRINCIPAL OCCUPATION
             NAME                   CITIZENSHIP           PIRELLI & C. LUX S.A.
------------------------------- --------------------- ------------------------------- --------------------------------
Claude Deschenaux               Swiss                 Chairman                        President, Societe Eurpeene de
                                                                                      Banque S.A.
------------------------------- --------------------- ------------------------------- --------------------------------
Luciano Gobbi                   Italian               Director                        General Manager, Pirelli & C.;
                                                                                      Managing Director, Pirelli
                                                                                      S.p.A.
------------------------------- --------------------- ------------------------------- --------------------------------
Pierluigi Zanaboni              Italian               Director                        Manager, Pirelli S.p.A.
------------------------------- --------------------- ------------------------------- --------------------------------

D.  Pirelli & C. A.p.A.

The business address of each person listed below is c/o Pirelli & C., Via Negri
10, Milan, Italy.

------------------------------- --------------------- ------------------------------- --------------------------------
                                                              POSITIONS WITH           PRESENT PRINCIPAL OCCUPATION
             NAME                   CITIZENSHIP            PIRELLI & C. A.p.A.
------------------------------- --------------------- ------------------------------- --------------------------------
Marco Tronchetti Provera        Italian               Chairman                        Chairman and CEO, Pirelli
                                                                                      S.p.A.; Chairman, Pirelli &
                                                                                      C.; Deputy Chairman, Olivetti;
                                                                                      Chairman, Telecom Italia
------------------------------- --------------------- ------------------------------- --------------------------------
Alberto Pirelli                 Italian               Deputy Chairman                 Deputy Chairman, Pirelli S.p.A.
------------------------------- --------------------- ------------------------------- --------------------------------
Luigi Orlando                   Italian               Managing Partner                Chairman, Generale Industrie
                                                                                      Metallurgiche S.p.A. and
                                                                                      Societa Metallurgica Italiana
                                                                                      S.p.A.
------------------------------- --------------------- ------------------------------- --------------------------------
Carlo Alessandro Puri Negri     Italian               Managing Partner                CEO, Pirelli Real Estate S.p.A.
------------------------------- --------------------- ------------------------------- --------------------------------
Carlo Buora                     Italian               Managing Partner                General Manager Finance and
                                                                                      Administration, Pirelli
                                                                                      S.p.A., CEO, Olivetti
------------------------------- --------------------- ------------------------------- --------------------------------
Luciano Gobbi                   Italian               General Manager                 General Manager, Pirelli &
                                                                                      C.;    Managing Director,
                                                                                      Pirelli S.p.A.
------------------------------- --------------------- ------------------------------- --------------------------------


                                  EXHIBIT INDEX


21. Letter Agreement, dated as of October 31, 2001, between Mediobanca and the Purchaser [English translation]

22. Letter Agreement, dated as of October 31, 2001, between Pirelli and the Purchaser [English translation]

23. Revolving Facility Agreement, dated as of October 30, 2001, by and among the Purchaser, BCI, UBM and Banca di Roma

24. Pledge Agreement, dated as of October 30, 2001, by and among the Purchaser, BCI, UBM, Banca di Roma, Banca CRT S.p.A. and Rolo Banca 1473 S.p.A. [English Translation]

25. Amendment, dated October 24, 2001, to the New Partners Agreement [English transaction]
















                                       12